

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 7, 2007

via U.S. mail and facsimile

Mr. Edwin D. Johnson
Chief Financial Officer
Waste Services, Inc.
1122 International Blvd., Suite 601
Burlington, Ontario, Canada L7L 6Z8

> **RE: Waste Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed March 6, 2007**
> **Form 10-Q for the Quarterly Period ended June 30, 2007**
> **Filed July 26, 2007**
> **Form 8-K/A#2**
> **Filed September 10, 2007**
> **Form 10-Q for the Quarterly Period ended September 30, 2007**
> **Filed November 1, 2007**
> **File No. 000-25955**

Dear Mr. Johnson:

      We have reviewed your response letter dated October 17, 2007, to our letter dated October 5, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 31, 2007 and September 10, 2007

1. We have reviewed your response to our prior comment 4. The exclusion of interest income from the significance test does not appear consistent with the guidance in Article 3-05 of Regulation S-X. Further, it appears that the interest income relates to South Florida Market's historical investment of excess cash flows so it is unclear how such exclusion can be based on an expectation that the excess cash flows and interest thereon will not recur. As previously requested, please revise the form 8-K to include two years of audited financial statements.

June 29, 2007 Transaction

2. We note the $18,471,100 discounted cash flow valuation included in Exhibit A. In calculating the debt free cash flow amounts, please clarify for us why "blended income taxes" are deducted from the cash flow estimates given that the company does not pay U.S. income taxes and has over $100 million of unused NOL's. It is not clear how the existence of income tax payments was deemed a reasonable assumption in estimating the incremental future cash flows that Waste Services Inc. will receive as a result of the acquisition. It appears that the assumed income taxes caused an approximate $10 million reduction in net present value.

3. The data on page 11 of the September 30, 2007, Form 10-Q shows that the identified intangibles recognized on this transaction are disproportionately lower than the identified intangibles recognized on the 3/07 South Florida Markets acquisition. Please clarify for us the reasons for this disparity. In this regard, section 4.11 of the 6/29/07 purchase agreement identifies specific permits and intangibles.

4. The existing disclosure infers that the $12 million loss on disposition would have been avoided if management had instead paid for the WCA Florida business using different consideration i.e. cash, debt, or equity securities. Given the materiality of this loss to 2007 operating results, please tell us and revise MD&A in future filings to explain to investors why management decided to sell the $46 million Texas business for $34 million instead of using a different form of consideration.

Form 10-Q for the Quarterly Period ended September 30, 2007

Income Taxes

5. We note that the 9/30/07 income tax provision comprises 100% of reported loss from continuing operations. In order for readers to better understand the company's complicated income tax accounting and liquidity implications, please clarify the following issues in MD&A in future filings: the portion of the total income tax provision that is comprised of the US deferred tax expense

precipitated by the goodwill deduction claimed on the US tax return; whether management expects this dollar amount to be generally consistent with the amounts that will be recorded in the next 12 months; whether US deferred tax expense from the goodwill deduction will continue to be recorded over the next 15 years absent a change in circumstances; whether this deferred tax expense recognition occurs regardless of the US taxable income (loss) generated in the period; whether the company has been required to pay US income taxes during the periods presented; whether the company expects to pay US income taxes in the next 12 months; the correlation between the Canadian current and deferred tax provision with the Canadian earnings data presented in the SFAS 131 footnote.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief